Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
Stewart.gregg@allianzlife.com
www.allianzlife.com

March 28, 2013

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:           Initial Registration Statements on Form N-4 and S-1

Allianz Life Insurance Company of North America
Allianz Life Variable Account B
File Nos.  333-185864, 333-185866 and 811-05618

Dear Ms. Samuel:

We received written comments from you dated March 5, 2013 with respect to Registrants’ above-referenced Initial Registration Statements on Form N-4 and S-1. This letter responds to those comments.

Attached to this letter is a redlined prospectus that has been revised to respond to your comments. The responses to comments apply to both filings as applicable. The attached prospectus also reflects design modifications and disclosure enhancements added by the Company.

All page numbers in this letter refer to the courtesy copy of the Initial Registration Statement filing of the prospectus that was sent to you.

1.      General Comments/Cover

Comments:

(a)	In addition to the glossary at the front of the prospectus, please confirm that all defined terms are defined the first time they are used in the prospectus.

(b)	Please highlight and cross-reference to the “Risk Factors” section, and provide the page number where the section can be found in the prospectus, also required by Item 501(a)(5) of S-K.

(c)	Please provide the dealer prospectus delivery obligations legend on the outside back cover of the prospectus, as required by Item 502(b).

(d)	Please clarify, if true, that Purchase Payments can be allocated to any of the Variable Options as well as to the Index Options.

(e)
Please explain the bolded statement in the sixth paragraph that Index Performance must be “significantly negative” in order to lose money since any negative performance is applied as a Performance Credit to the extent it exceeds the Buffer.

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Responses:

(a)
We have added additional definitions of defined terms in the text of the prospectus as follows: Annuitant, Beneficiary, Determining Life, Index Anniversary, Index Effective Date, Index Option Base, Lock Date, Owner, Qualified Contract, and Valid Claim.

(b)	A prominent reference to the Risk Factors section, with page references, have been added to the cover of the prospectus.

(c)	The following disclosure has been added to the outside back cover of the prospectus:

Until May 1, 2014, all dealers that effect transactions in these securities may be required to deliver a prospectus.

(d)	The following language has been added to the cover of the prospectus:

Purchase payments can be allocated to any or all of the Variable Options or Index Options.

(e)	The last sentence of the paragraph has been revised as follows:

You can lose money that you allocate to the Index Performance Strategy.

2.      Glossary (Pages 3-6)

Comment:

“Contract Value” and “Daily Adjustment.” In these definitions, please clarify whether the Daily Adjustment impacts the Contract Value and if so, describe the circumstances under which this occurs. Please also make this clarification to the “Risk of Negative Return” section on page 14.

Response:

Additional clarifying language has been added to the definitions of “Contract Value” and “Daily Adjustment” and to the section “Risk of Negative Return.”

3.      Summary (Pages 7-10)

Comments:

(a)
Please clarify, if true, that Purchase Payments can be allocated to any of the Variable Options as well as to the Index Options. Specify any restrictions on amounts or percentage of Purchase Payments that can be allocated to each option. Also, clarify if a contract owner could elect different Crediting Methods for amounts allocated to an Index Option (where both methods are available) and how such allocations would be determined.

(b)	Please clarify in the “What are the Contract Charges” section on page 7 when Contract charges are applied if a partial or full withdrawal is made before an applicable Index Anniversary.

(c)
Please also clarify if any credit would be applied to amounts withdrawn before the Index Anniversary in the section “What are the Contract’s Benefits?” Also, please disclose the length of time that Credits will be applied if specific allocation instructions are not provided on Index Anniversaries.

(d)	Please explain your legal basis for posting the Caps and Buffers initial and annually on a website, rather than in the prospectus and prospectus supplements.

(e)	In the section ‘What are the Different Values Within the Contract” on pages 8-9, please clearly explain the Daily Adjustment and how it is applied. Please also explain when the Proxy Value is applied.

(f)	Please explain when Crediting Methods can be changed.

(g)
In the section, “How can I Take Money Out of my Contract,” on page 10, please explain more fully what is meant by the statement that amounts withdrawn before an Index Anniversary may not receive the full benefit of the Buffer. See also, the last paragraph of the “Liquidity Risk” section which contains the same statement. Also, please explain if amounts withdrawn before the Index Anniversary impact the amount of the Cap.

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Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)	Additional disclosure has been added to the prospectus.

(c)	Additional disclosure has been added to the prospectus.

(d)
We reviewed a number of registration statements filed in the EDGAR system on Form S-1 and S-3 to register insurance company general account investments. These investments that were being registered included registered fixed accounts with market value adjustments and registered index annuities.

Based on our examination of these registration statements, we believe it is a widespread industry practice that insurance companies that issue SEC-registered fixed insurance products do not notify their contract owners of current crediting rates by means of pricing supplements filed on their SEC registration statement. We have thoroughly examined the Edgar system for fixed insurance products registered with the SEC since 2010 on Forms S-1 and S-3. None of the registration statements has been the subject of regular supplements disclosing the current crediting rates or other related pricing information. The industry-wide practice of insurance companies issuing SEC-registered fixed insurance products is to inform contract owners of the current crediting rates through a means other than an SEC-filed document. The Company, therefore, should be able to communicate current Declared Protection Strategy Credits and Index Performance Strategy Caps and Buffers through the following procedures, which are designed to provide the information to Owners in a timely fashion.

The Company has modified its prospectus to disclose that the minimum Declared Protection Strategy Credit and Index Performance Strategy Cap are 1.5%, and the minimum Index Performance Strategy Buffer is 1%. In addition, as disclosed in the prospectus, the Company will post the Declared Protection Strategy Credit and Index Performance Strategy Cap and Buffer on its website on an ongoing basis, and update this disclosure one week before rates become effective. The amount of the Index Performance Strategy Buffer will not change for the life of the Contract.

The Company will inform each Owner of the Index Performance Strategy Buffer and the initial Declared Protection Strategy Credit and Index Performance Strategy Cap applicable to their Contract in the Index Option Statement mailed on the Index Effective Date. The Company will also notify the Owner of new Declared Protection Strategy Credits and Index Performance Strategy Caps for each subsequent period in the Annual Index Option Statement mailed to the Owner on each Index Anniversary. Owners, therefore, will receive notice of the applicable Credit, Cap and Buffer by means of the Index Option Statement on the same schedule that he or she would otherwise receive a prospectus delivered with the confirmation of the purchase of a security. The Company has revised the prospectus to contain a description of these procedures.

(e)	Additional disclosure has been added to the prospectus.

(f)	Additional disclosure has been added to the prospectus.

(g)	Additional disclosure has been added to the prospectus.

4.      Risk Factors (Pages 14-15)

Comments:

(a)
In the “Calculation of Credits” section on page 15, the disclosure that an index may be terminated “when we are unable to use the Index” should be clarified. Also, please consider limiting the circumstances under which you may eliminate any or all Indices or explain with prominent disclosure that you have broad rights to eliminate any or all Indices and the impact on the contract if this right is exercised. Please also, more fully explain the effect on contract owners of an Index change as mentioned in the last paragraph.

(b)	Supplementally, please explain what regulatory approval you are referring to in the last paragraph of the “Calculation of Credits” section (page 15).

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(c)	In the “Changes to Caps, Buffers, and Declared Protection Strategy Credits” on page 15, please explain the impact of withdrawals made before the Index Effective Date on the Caps.

Responses:

(a)
As disclosed on page 16 of the prospectus, the Company reserves the right to substitute a new index for an existing referenced Index. It does not reserve a right to “eliminate any or all Indices” as suggested in the comment. In response to the comment, we have added a subject heading that draws increased attention to the Company’s right to substitute an Index. In addition, we have added disclosure explaining the circumstances in which the Company may exercise this right. We believe the prospectus as initially filed adequately explains the impact that substituting a referenced index may have on an Owner who has allocated Contract value to an Index Option.

(b)	The regulatory approval referred to is the approval of the Insurance Departments of all applicable states.

(c)
Money is not allocated to the Index Options until the Index Effective Date. Therefore, any money withdrawn before the Index Effective Date cannot receive a Credit or be subject to the Cap. Any money remaining in the Contract after such a withdrawal will be moved to the Index Performance Strategy Index Options on the Index Effective Date according to the Owner’s allocation instructions and will be subject to the Caps effective on that date.

5.      Excessive Trading and Market Timing Policy (page 25)

Comment:

Please explain in plain English the reservation contained in the fourth paragraph of this section.

Response:

The following language has been added to the prospectus:

This could occur, for example, where frequent or rapid trading causes the investment adviser to hold an excess of uninvested cash to meet redemption requests, or to sell investment positions to fund redemptions, thereby affecting Investment Option returns. Similarly, rapid or frequent trading may cause an Investment Option to incur excessive transaction fees, which also could affect performance.

6.      Index Options (Page 28)

Comment:

Please explain the effect of the Daily Adjustment on withdrawals. Also, please explain the effect of the Alternate Minimum Value and cross-reference the section where the Alternate Minimum Value is discussed in greater detail.

Response:

Additional disclosure has been added to the prospectus.

7.      Daily Adjustment (Page 30)

Comments:

(a)	Please provide a plain English description of the Daily Adjustment Formula.

(b)	Please also provide the exact Daily Adjustment Formula. This may be done in an appendix to the prospectus.

(c)	Please provide a plain English description of what the terms in the formula mean and how they operate.

(d)
Please clearly state what the Daily Adjustment is used to calculate. What are the consequences of the Daily Adjustments being different than the Index returns as stated in the second paragraph of this section?

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(e)
Please provide disclosure similar to the disclosure in file numbers 333-161963 and 333-165396 with respect to the description of adjustments to account value made at the time of a partial withdrawal, how those adjustments are determined and why the mechanism is used.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)
Additional disclosure has been added to Exhibit 99.b to the S-1 Registration Statement. A redlined courtesy copy of the Exhibit is included with this letter. Please also see our response below to item 9. regarding placing the disclosure in an Exhibit.

(c)
Additional disclosure has been added to Exhibit 99.b to the S-1 Registration Statement. A redlined courtesy copy of the Exhibit is included with this letter. Please also see our response below to item 9. regarding placing the disclosure in an Exhibit.

(d)	Additional disclosure has been added to the prospectus.

(e)	Additional disclosure has been added to the prospectus.

8.      Performance Locks (Page 30)

Comment:

Please clarify the sentence in the first paragraph of this section regarding how the Index Value adjusts after a Performance Lock for additional Purchase Payments since additional Purchase Payments cannot be added to an Index Option except on an Index Anniversary.

Response:

We revised the prospectus to read as follows:

However, the Index Option Value does decrease during the remainder of the Index Year for any partial withdrawals and the deduction of any Contract expenses. Beginning on the next Index Anniversary, your locked Index Performance Strategy Index Options will no longer be locked and Daily Adjustments will again apply.

9.      The Alternate Minimum Value (Page 31)

Comments:

Please explain if this value applies to both Crediting Methods. Supplementally, please explain the legal basis for including the information about the Alternative Minimum Value in an exhibit rather than in the prospectus.

Responses:

The following language has been added to the prospectus:

The Alternate Minimum Value applies to both of the Crediting Methods.

In response to the question regarding the authority for placing certain disclosures in an Exhibit rather than the prospectus, please note that Information pertaining to the Alternate Minimum Value is included in both the prospectus and as Exhibit 99.a to the Form S-1 Registration Statement for the Contract. The prospectus contains a simple, brief explanation of the Alternate Minimum Value, and the Exhibit contains more detailed, technical information. The information in the Exhibit is incorporated by reference into the prospectus, and so from a legal perspective is considered to be included in and a part of the prospectus. A redlined courtesy copy with additional disclosure is included with this letter.

The rule pertaining to incorporation by reference, Rule 411 of Regulation C, specifically allows for incorporation by reference of information into a prospectus, so long as the incorporated information is not specifically required to be contained in the prospectus. In the case of the disclosure pertaining to the Alternate Minimum Value, there is no disclosure requirement in Form S-1 requiring any specific information regarding the Alternate Minimum Value to be physically included in the prospectus. As such, the limited information included in the prospectus, long with the more detailed information filed as an Exhibit and incorporated by reference into the prospectus, should meet the requirements of the Rule. Further, Rule 411 specifically contemplates the type of filing that the Company effected, in which a document is filed as an Exhibit to the Registration Statement and then is incorporated by reference into the prospectus. See Rule 411(b)(4). In accordance with Rule 411(d), an express statement regarding incorporation by reference is placed each place in the prospectus at which incorporated information is placed.

In addition, while not dispositive, it is important to point out that the Alternate Minimum Value feature was included to comply with state insurance laws, and the feature is neither material nor significant from a product perspective. It is unlikely the Contract purchaser will consider the feature in the investment decision, or will receive a benefit from the feature, other than in certain limited circumstances. Allianz does not plan to market the feature.

10.      Withdrawal Charge (Page 32-33)

Comment:

Please explain what charges apply for partial withdrawals.

Response:

On a partial withdrawal, the Contract assesses a contingent declining withdrawal charge that starts at 8.5% and lapses after year 5. The withdrawal charge is assessed to the extent of net Purchase Payments. The withdrawal charge period and amount applies to each Purchase Payment separately. The withdrawal charge is assessed to the extent the withdrawal exceeds the annual free withdrawal privilege. The charge is outlined in further detail in the paragraph following the withdrawal charge chart on page 35.

11.      Death Benefit (Page 38-39)

Comment:

Please explain the bolded language in the second paragraph on page 39 regarding a change in the Owner after the Issue Date.

Response:

Certain states do not allow us to restrict changes of ownership. In a state that does not allow such restrictions, the following two bullet points detail how we determine the death benefit if the ownership of the Contract changes after the Issue Date such that the Owner and Determining Lives are different individuals and do not die simultaneously.

12.      Taxation of Annuity Contract (Page 41)

Comment:

Please add an explanation of the exclusion ratio noted in the sixth bullet of this section.

Response:

The sixth bullet has been revised to read as follows:

•
If you annuitize your Non-Qualified Contract and receive a stream of Annuity Payments, you receive the benefit of the exclusion ratio. The exclusion ratio is a calculation that causes a portion of each Annuity Payment to be non-taxable, based upon the percentage of your Contract Value that is from Purchase Payments. Purchase Payments are treated as a non-taxable return of principal, whereas earnings are taxable.

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13.      Missing Information

Comment:

Much of the information required by forms S-1 and N-4 is missing or to be provided by amendment. Please make sure all required information, including exhibits and financial statements, required by forms N-4 and S-1 (including regulation S-K) are provided in a pre-effective amendment. We will review the information after the pre-effective amendment is filed on Edgar and may have additional comments at that time. Please note this may affect the timing of our review of the pre-effective amendment and any request for acceleration.

Response:

All information required by Form S-1,  N-4, and Regulation S-K, including exhibits and financial statements, will be filed by pre-effective amendment.

14.      Tandy Comment

Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in the response to staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

•	the registrant may not asset this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Response:

Acknowledged.

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For the convenience of the staff in reviewing this response to comments, we are sending via email to the Office of Insurance Products of the Division of Investment Management, a copy of this letter and a redline copy of the changed pages for the Index Advantage prospectus.

The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that it does not foreclose the Commission from taking any action with respect to the filings.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:          /s/ Stewart D. Gregg
Stewart D. Gregg

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